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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   July 31, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106                                                                                    TSX.V:RSM          Listed: Standard & Poors                                                                       OTCBB:RYSMF

RSM PLANS DRILLING PROGRAM AT PINON-RAILROAD PROJECT
ELKO COUNTY, NEVADA

for immediate release

SPARKS, NEVADA, July 30, 2003, Royal Standard Minerals Inc. has achieved the necessary permits to commence a drilling program on its 100% owned Pinon gold-silver project located in Elko County, Nevada. The drilling program will include completing up to 40 additional drill holes that are targeted to fillin and test for higher grade near surface oxide gold mineralization in the center of the measured and indicated resources. These data will be added to the previous drilling that includes approximately 300 drill holes toward the completion of a feasibility study. The objective of the program is to establish the presence or absence of a near surface mineable gold-silver heap leach gold deposit on this property. The Company is optimistic that this effort will improve the economics of the resource by increasing the tons and grade of the near surface oxide resources.

The drilling program will test those areas within the Pinon gold-silver deposit that require either fillin drilling where previous work did not resolve grade/thickness issues due to poor sample recovery or no drilling data and extension drilling within strategic sections of the deposit. The objective is to establish the presence or absence of a near surface gold-silver reserve on this property. A similar drilling program is planned for the Railroad deposit(s) located approximately 5 miles north of the Pinon deposit. A permit has been submitted for up to 55 additional drill holes to expand those resources and test for a much larger deposit at depth.

The final objective is to evaluate the economic feasibility of producing both the Pinon and Railroad near surface oxide deposits simultaneously and processing ore grade material from both properties at a centrally located heap leach facility.

The Pinon-Railroad project is part of a district-scale program that includes a large property position comprising of about 16,000 acres of unpatented and patented mining claims and fee lands in Elko County, Nevada. The property position is located south of Newmont Mining Company’s Rain gold-silver operations on the southern portion of the Carlin Trend.

RSM is an exploration and pre-development company with advanced gold projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com